UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Translation of registrant’s name into English)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On January 14, 2026, Mr. Robert M. Harrison notified the Company of his resignation as an independent director, effective January 14, 2026, in order to pursue other business commitments. Mr. Harrison’s resignation was not a result of any disagreement with the Company’s operations, policies, or procedures. On January 14, 2026, the Board of Directors of the Company accepted and approved Mr. Harrison’s resignation.

On January 14, 2026, the Board of Directors, Nominating Committee, and the Compensation Committee approved by resolutions and confirmed the appointment of Mr. Ng Aik Soon as a director of the Company, with a monthly compensation of USD$1,500, effective as of January 14, 2026, for a period of one (1) year or until his successor is duly elected and qualified, or until his earlier resignation or removal. The Board has determined Mr. Ng is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules. Mr. Ng will be serving on the Board of Directors as a non-employee, independent director. Mr. Ng has also been named as the chairman of the Nomination Committee and a member of the Audit Committee and Compensation Committee of the Company.

The foregoing descriptions of our offer letter to Mr. Ng are qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Mr. Ng and any other employees of the Company or members of the Board of Directors.

The biographical information of Mr. Ng is set forth below:

Ng Aik Soon, age 46.

Mr. Ng has over 15 years of experience in business development and management across fintech, logistics, e-commerce and technology-related industries. From July 2025 to present, Mr. Ng has served as Business Development Manager at Awsome Enterprise (Setlary – Earned Wage Access), where he is responsible for developing and executing business growth strategies for the company’s Earned Wage Access platform, establishing B2B partnership frameworks, onboarding corporate and SME clients, and coordinating with HR, payroll and fintech integration teams to support product adoption. From July 2021 to August 2024, Mr. Ng served as Business Development Manager at MYXpress Management Sdn. Bhd., where he led cross-functional teams, oversaw operational and performance improvement initiatives, and was responsible for business development, client relationship management and internal process optimization. From May 2020 to May 2021, Mr. Ng served as Senior Business Development Manager at JDMAS Commerce Sdn. Bhd., where he focused on merchant onboarding, strategic partnerships and cross-border e-commerce initiatives, including supporting Malaysian merchants’ entry onto JD.com. Mr. Ng received the Malaysian Certificate of Education (SPM) from SMK Tinggi Setapak, Kuala Lumpur in 1996.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Independent Director offer letter to Mr. Ng Aik Soon, dated January 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

Date: January 21, 2026	By:	/s/ Ng Chen Lok
	Name:	Ng Chen Lok
	Title:	Chief Executive Officer and
Chairman of the Board

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